

INVESTOR
PRESENTATION
1ST QUARTER 2021



TABLE OF CONTENTS

SAFE HARBOR **STATEMENT**

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the "2020 Form 10-K"), and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, each of which is available on the Securities and Exchange Commission's ("SEC") website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2020 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part I, Item 1A. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities of Peoples Bancorp Inc. ("Peoples"). Peoples will file a registration statement on Form S-4 and other documents regarding the proposed merger with Premier Financial Bancorp, Inc. ("Premier") with the Securities and Exchange Commission ("SEC"). The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of both Peoples and Premier in advance of their respective special meetings of shareholders to be held to consider the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about Peoples, Premier and the proposed merger.

Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, free of charge, on Peoples' website at www.peoplesbancorp.com under the tab "Investor Relations" or by contacting Peoples' Investor Relations Department at: Peoples Bancorp Inc., 138 Putnam Street, PO Box 738, Marietta, Ohio 45750, Attn: Investor Relations.

Peoples, Premier, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Additional information about the directors and executive officers of Peoples is set forth in the proxy statement for Peoples' 2021 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 9, 2021.





PROFILE, INVESTMENT RATIONALE, CULTURE AND STRATEGY



PEBO MARKET INSIGHT

- Strongest deposit market share positions in more rural markets where we can affect pricing

- Presence near larger cities puts us in a position to capture lending opportunities in more urban markets (e.g. Cincinnati, Cleveland and Columbus)

- Snapshot as of March 31, 2021
  Loans: $3.4 billion / **Assets:** $5.1 billion
  Deposits: $4.3 billion
  Market Cap: $651 million

DEMOGRAPHICS

Median Income: $52,356
Key Industries: Health Care, Lumber, Manufacturing, Oil/Gas/Coal, Tourism

Unemployment:
OH 4.7%   WV 5.9%
KY 5.0%   US 6.0%

PEBO GEOGRAPHIC FOOTPRINT

Cleveland
PA
OH
Columbus
IN
MD
Marietta
Cincinnati
WV
Charleston
VA
Lexington
KY

- PEBO FOOTPRINT
- COUNTIES WHERE PEBO HAS TOP 3 MARKET SHARE*
- COUNTIES WHERE PEBO HAS OVER $100 MILLION OF DEPOSITS AND IS NOT IN TOP 3 MARKET SHARE*

Unemployment data from www.bls.gov/lau as of March 2021.
* According to FDIC annual summary of deposits as of June 2020.

INVESTMENT RATIONALE



UNIQUE COMMUNITY BANKING MODEL

- Greater revenue diversity (non-interest income, excluding gains and losses, as a percent of total revenue was 33% for Q1 2021) than the average $1 - 10 billion bank
- Strong community reputation and active involvement
- 14 local market teams capable of out-maneuvering larger banks
- More sophistication and product breadth than smaller banks (insurance, retirement plans, swaps, premium financing, etc.)
- Nationwide insurance premium financing and equipment leasing businesses

STRONG, DIVERSE BUSINESSES EARNING NON-INTEREST INCOME

- 20th largest bank-owned insurance agency, with expertise in commercial, personal, life and health
- Wealth management – $3.0 billion in assets under administration and management, including brokerage, trust and retirement planning

CAPACITY TO GROW OUR FRANCHISE

- Strong capital and fundamentals to support M&A strategy
- Proven integration capabilities and scalable infrastructure

COMMITTED TO DISCIPLINED EXECUTION

- Strong, integrated enterprise risk management process
- Dedicated to delivering positive operating leverage
- Focused on business line performance and contribution, operating efficiency and credit quality
- Disciplined credit practice as indicated by portfolio construction and portfolio data

ATTRACTIVE DIVIDEND OPPORTUNITY

- Targeting 40% to 50% payout ratio under normal operating environment
- Dividend paid increased from $0.15 per share for Q1 2016 to $0.36 in the most recent quarter
- Consistently evaluate dividend and adjust accordingly – annualized dividend yield at April 20, 2021 was 4.24%



OUR VALUES

PROMISE CIRCLE

Peoples' core values are represented by our Promise Circle, which represents how we do business and our never-ending pursuit of creating value for our clients, our associates, our communities and our shareholders.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") MATTERS

Peoples is committed to conducting its business in a manner that aligns with the core values represented by the Promise Circle. This includes how we approach ESG matters. Whether it is instituting a $15 minimum wage for our associates, creating a culture of coaching each other for continuous improvement, donating over $1 million to charities serving our communities in 2020, or leading the way with making PPP loans to help small businesses during COVID-19, our actions are guided by these core values. We believe that this is key to the sustainability of our business and the long-term success of Peoples. More about our ESG practices can be found on our website at:

peoplesbancorp.com/about-us/about-peoples



STRATEGIC ROAD MAP



NASDAQ: PEBO

STRATEGIC ROAD MAP FOR **BEST COMMUNITY BANK IN AMERICA**

- **Commitment to Superior Shareholder Returns**
- **Clients' 1st Choice for Banking, Investing and Insurance**
- **Great Place to Work**
- **Meaningful Impact on Our Communities**

RESPONSIBLE RISK MANAGEMENT	**EXTRAORDINARY** CLIENT EXPERIENCE	**PROFITABLE** REVENUE GROWTH	**FIRST CLASS** WORKPLACE
• Embrace Risk Management	• Delight the Client	• Acquire, Grow and Retain Clients	• Hire for Values
• Know the Risks: Strategic, Reputation, Credit, Market, Liquidity, Operational, Compliance	• Deliver Expert Advice and Solutions	• Earn Client Referrals	• Strive for Excellence
• Do Things Right the First Time	• Provide a Consistent Client Experience	• Understand Client Needs and Concerns	• Invest in Each Other
• Raise Your Hand	• Lead Meaningful Client Reviews	• Live the Sales and Service Processes	• Promote a Culture of Learning
• Discover the Root Cause	• Evolve the Mobile Experience	• Value Our Skills and Expertise	• Coach in Every Direction
• Excel at Change Management	• DWYSYWD	• Operate Efficiently	• Recognize and Reward Performance
		• Execute Thoughtful Mergers and Acquisitions	• Balance Work and Life
			• Cultivate Diversity
			• Spread Goodness



COVID-19 CREDIT IMPACT,
CAPITAL & LIQUIDITY


THE CHANGES THAT THE PANDEMIC HAS HAD ON OUR INDUSTRY HAVE BEEN WIDESPREAD AND SWEEPING.

CLIENTS

- COVID-19 changed the way we provide our products and services, which is now more digital
- Redesigned lobbies to enable social distancing
- One of two banks to partner with JobsOhio to allow clients to obtain up to $200,000 in additional financing on terms that were favorable to the clients, subject to certain eligibility requirements.
- Highest PPP loan production in phase 1 for all banks in Ohio, Kentucky and West Virginia*
- Peak of COVID-19 related loan payment deferrals of $528 million at the end of June, 2020. At the end of March, 2021, total loan payment deferrals were down to $13 million.

ASSOCIATES

- Created assistance programs for associates including paying for unexpected childcare and/or elder care
- Made donation of $100,000 to our employee assistance program
- Enabled remote work capabilities as appropriate

COMMUNITIES

- Peoples Bank Foundation made the most annual donations since its inception at almost $750,000. One of 3 initial corporate sponsors (Kroger, Bose) of Joe Burrow Hunger Relief Fund.
- Associates donated additional $150,042 to local food banks and pantries as of March 31, 2021



Peoples BANK®

$150,042

AMOUNT RAISED BY
ASSOCIATE DONATIONS
TO LOCAL FOOD BANKS
DURING PANDEMIC

* As a percentage of total loan balances through April 16, 2020



LOAN PORTFOLIO COMPOSITION

- Robust concentration management process focused on portfolio risk diversification
- Relationship based lending
- CRE and C&I are balanced with Consumer
- CRE financing for "A" tier developers only
- CRE is 125% of risk based capital at 3/31/2021
- Very limited out of market lending
- Growing consumer portfolios organically and through acquisitions
- $5.1 billion bank with $25mm guideline for maximum loan exposure per relationship

POLICY / UNDERWRITING STANDARDS

- Experienced, independent commercial and consumer underwriters
  - Comprehensive commercial underwriting package includes standardized loan covenant language, sensitivity analysis, and industry research
- Risk appropriate CRE policy standards that vary by asset class
- Established limits on policy exceptions; volume and trends monitored monthly
- Use of government guarantee programs when appropriate
- Abbreviated approval process for loan exposures < $1.0mm
- Use of automated underwriting systems to evaluate all residential loan requests (e.g. Fannie Mae Desktop Underwriter)

MANAGEMENT & MONITORING

- Clear segregation of duties between sales & credit functions
  - Signature approval process with Credit Administration representation
  - Centralized risk rating, borrowing base monitoring, covenant tracking and testing
  - Consistent documentation and loan funding process centrally managed by Credit Administration with second review
- Experienced workout team dedicated to proactive rehabilitation or exit
- Construction loan monitoring and funding process independently managed by Credit Administration staff

OVERSIGHT

- Board approval required for loan relationships > $30mm
- External loan review by large accounting and advisory firm
- Quarterly Criticized Asset Review (CAR) meetings for loans > $500m
- Quarterly review of Systemically Important Relationships (SIRs)
- Monthly Loan Quality Committee meetings



OUR DELINQUENCY AND NET CHARGE-OFF TRENDS HAVE REMAINED STABLE TO IMPROVING FOR FIVE YEARS.

Percentage of Loans Considered "Current"



Percentage of Net Charge-Offs to Average Loans Annualized





NPAS AS A PERCENTAGE OF TOTAL ASSETS HAVE CONSISTENTLY BEEN SUPERIOR TO MIDWEST BANKS WITH $1 TO $10 BILLION IN TOTAL ASSETS.

NPAS / ASSETS

	PEBO
Q2-17	0.57%
Q3-17	0.56%
Q4-17	0.49%
Q1-18	0.48%
Q2-18	0.46%
Q3-18	0.46%
Q4-18	0.49%
Q1-19	0.45%
Q2-19	0.47%
Q3-19	0.48%
Q4-19	0.50%
Q1-20	0.50%
Q2-20	0.54%
Q3-20	0.88%
Q4-20	0.84%
Q1-21	0.51%

■ $1 TO $10 BILLION MIDWEST BANKS   ■ PEBO

The accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on March 31, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.

Source: S&P Global Market Intelligence. Nonperforming assets include loans 90+ days past due and accruing, renegotiated loans, nonaccrual loans, and other real estate owned.


NPAS AT 3/31/21 WERE PRIMARILY COMPOSED OF WELL-COLLATERALIZED COMMERCIAL REAL ESTATE AND RESIDENTIAL REAL ESTATE LOANS. DECREASE DURING Q1 2021 WAS MAINLY DUE TO CRE & RESIDENTIAL.*

Legend: CRE, RESIDENTIAL, C&I, HELOC, CONSUMER

Y-axis: $ MILLIONS — $0, $5, $10, $15, $20, $25, $30

X-axis: Q1-16, Q2-16, Q3-16, Q4-16, Q1-17, Q2-17, Q3-17, Q4-17, Q1-18, Q2-18, Q3-18, Q4-18, Q1-19, Q2-19, Q3-19, Q4-19, Q1-20, Q2-20, Q3-20, Q4-20, Q1-21

* The accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on March 31, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.



CLASSIFIED AND CRITICIZED LOANS AS A PERCENTAGE OF TIER 1 CAPITAL ARE WELL MANAGED.

CRITICIZED LOANS /
TIER 1 CAPITAL + ALLL *

CLASSIFIED LOANS /
TIER 1 CAPITAL + ALLL *

*In accordance with SEC
reporting methodologies.
Criticized loans includes loans
categorized as special mention,
substandard or doubtful.
Classified loans includes loans
categorized as substandard
or doubtful.

Criticized Loans / Tier 1 Capital + ALLL:
FY-15	FY-16	FY-17	FY-18	FY-19	Q1-20	Q2-20	Q3-20	Q4-20	Q1-21
39.16%	29.89%	25.61%	28.10%	21.22%	19.58%	22.42%	26.54%	27.09%	24.74%

Classified Loans / Tier 1 Capital + ALLL:
FY-15	FY-16	FY-17	FY-18	FY-19	Q1-20	Q2-20	Q3-20	Q4-20	Q1-21
19.34%	17.40%	13.14%	10.78%	14.49%	14.82%	14.15%	16.37%	15.52%	16.17%


CRE EXPOSURE IS WELL BELOW SUPERVISORY CRITERIA ESTABLISHED TO IDENTIFY INSTITUTIONS WITH HEIGHTENED CRE CONCENTRATION RISK.

- Exposure levels also compare favorably to peer institution concentration levels.



PEER BANK SUBS – CRE LOANS / RISK-BASED CAPITAL

300% IS THE LEVEL CONSIDERED HEIGHTENED CRE CONCENTRATION RISK PER SUPERVISORY GUIDANCE

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 12/31/20. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD).

The Proxy Peer Group is used above for comparative purposes.

Note: For the following peers, 12/31/20 data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: SMMF, FMNB.



PEER BANK SUBS – CONSTRUCTION, LAND
AND LAND DEVELOPMENT LOANS / RISK-BASED CAPITAL

100% IS THE LEVEL CONSIDERED HEIGHTENED CONSTRUCTION, LAND AND LAND DEVELOPMENT CONCENTRATION RISK PER SUPERVISORY GUIDANCE

Chart data (bars, left to right):

Peer	Value
SYBT	61%
FISI	56%
LKFN	55%
STBA	52%
TSC	52%
CCNE	51%
SMMF	45%
Universe $1-$10 B	45%
THFF	41%
HBNC	37%
GABC	36%
FRME	33%
FCF	32%
CTBI	31%
TMP	31%
PRK	30%
FMNB	30%
PEBO	25%
NWBI	21%
SRCE	13%
CHCO	12%

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 12/31/20. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD).

The Proxy Peer Group is used above for comparative purposes.

Note: For the following peers, 12/31/20 data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: SMMF, FMNB.

LOAN COMPOSITION


LOAN COMPOSITION REFLECTS HEALTHY RISK DIVERSITY.

TOTAL LOAN PORTFOLIO* = $3.0 BILLION, WHICH EXCLUDES $359 MILLION OF PPP LOANS



1	COMMERCIAL REAL ESTATE (CRE) 31%
2	COMMERCIAL & INDUSTRIAL 20%
3	RESIDENTIAL REAL ESTATE 19%
4	HOME EQUITY LINES OF CREDIT 4%
5	CONSUMER, INDIRECT 17%
6	CONSUMER, DIRECT 3%
7	PREMIUM FINANCE LOANS 4%
8	CONSTRUCTION 4%

Data as of March 31, 2021.
*Excludes deposit overdrafts.
**Total CRE includes commercial real estate and construction loans, and exposure includes commitments.

TOTAL CRE PORTFOLIO** = $1.0 BILLION



1	APARTMENT 10%	**7**	LODGING 5%
2	MIXED USE 9%	**8**	WAREHOUSE 7%
3	LIGHT INDUSTRIAL 8%	**9**	ASSISTED LIVING 8%
4	GAS STATION 2%	**10**	EDUCATION SERVICES 5%
5	OFFICE BUILDINGS 15%	**11**	OTHER 22%
6	RETAIL 10%		

TOTAL C&I PORTFOLIO = $1.0 BILLION



1	FOOD SERVICES 19%
2	AUTO, RV & FLOOR PLAN 9%
3	AMBULATORY HEALTH CARE SERVICES 6%
4	TRADE CONTRACTORS 5%
5	CONSTRUCTION OF BUILDINGS 5%
6	METAL MANUFACTURING 4%
7	MERCHANT WHOLESALERS 3%
8	WOOD PRODUCT MANUFACTURING 3%
9	OWNER OCCUPIED REAL ESTATE 3%
10	EDUCATIONAL SERVICES 3%
11	SCIENTIFIC & TECHNICAL SERVICES 3%
12	PLASTIC & RUBBER MANUFACTURING 3%
13	TRUCK TRANSPORTATION 2%
14	OTHER 33%

CURRENT EXPECTED CREDIT LOSSES
SUMMARY



ECONOMIC FORECAST – KEY DRIVERS AT MARCH 31, 2021

US Unemployment



Ohio GDP



Ohio Unemployment



PERTINENT CREDIT STATS AS OF MARCH 31, 2021

- Allowance for credit losses was $44.9 million, down from $50.3 million as of Dec 31, 2020
- Allowance for credit losses as a percentage of total loans was 1.32%, and was down from 1.48% as of Dec 31, 2020
- Nonperforming assets as a percentage of total loans was 0.76%
- Allowance for credit losses as a percent of nonperforming loans was 173.49%

CECL KEY ASSUMPTIONS

Day 1 CECL adoption resulted in a $5.8 million pre-tax increase to the allowance, driven by:

- Estimated life of loans
- 1 Year economic forecast as of 1.1.20
- Mix of acquired and organic loans
- 1 Year straight-line reversion
- Discounted Cash Flow (DCF) methodology

RESERVES TO
ASSETS



PEBO IS IN LINE WITH PEERS AS OF MARCH 31, 2021

RESERVES AS A % OF LOANS

Y-axis: Reserve as a % of Loans (0 to 3)

PEBO: 1.32

Median, 1.23

Average, 1.19

Categories (left to right): SRCE, THFF, LKFN, STBA, HBNC, GABC, FCF, SYBT, SMMF, NBTB, PFC, FISI, PEBO, CTBI, CIVB, FMNB, NWBI, PRK, CCNE, TMP, CHCO, TSC

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 3/31/2021. Peer TMP data was not available as of 3/31/2021, therfore 12/31/20 is presented. Peer financial institutions are used in this presentation for comparative purposes and are referred to as the "Proxy Peer Group". The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2021.


ACQUISITIONS

- Bank acquisitions completed in 2014 (3), 2015 (1), 2018 (1), 2019 (1) and **one planned in Q3 2021**

- Insurance acquisitions completed in 2014 (1), 2015 (1), 2017 (2) and 2020 (1)

- One investment acquisition was completed in 2016

- One premium finance acquisition effective July 1, 2020

- **One equipment leasing acquisition effective April 1, 2021**

CAPITAL PRIORITIES

- Organic growth

- Dividends

- Acquisition activities

- Share repurchases

DIVIDENDS

- Dividend paid increased from $0.15 per share for Q1 2016 to $0.36 in the most recent quarter

- Consistently evaluate dividend and adjust accordingly - annualized dividend yield at April 20, 2021 was 4.24%.

SHARE REPURCHASES

- Prudent repurchase of shares

- Repurchased shares in all four quarters of 2020.



AS OF MARCH 31, 2021, OUR LOAN-TO-DEPOSIT RATIO WAS LOW COMPARED TO PEER GROUP, WHICH POSITIONS US WELL FROM A LIQUIDITY PERSPECTIVE.

LOANS / DEPOSITS - PEER GROUP

UNIV. $1- $10 B AVERAGE: 83.03%

79.22%

NOT TO SCALE

Chart categories: TSC, STBA, SRCE, SMMF, PRK, SYBT, PFC, FCF, LKFN, NWBI, CTBI, CIVB, TMP, PEBO, CCNE, NBTB, HBNC, FISI, CHCO, FMNB, GABC

Y-axis: 70%, 75%, 80%, 85%, 90%, 95%

Source: S&P Global Market Intelligence, as of 3/31/2021. Peer financial institutions are used in this presentation for comparative purposes and are referred to as the "Proxy Peer Group". The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2021.



PEBO IS MEANINGFULLY BELOW THE $1 - $10 BILLION BANK UNIVERSE
IN TERMS OF COST OF DEPOSITS AS OF DECEMBER 31, 2020.

TOTAL DEPOSIT COST (%)

NOT TO SCALE

0.40 ($1-10B Average)

0.29 (PEBO)

TSC, CQNE, SMMF, FMNB, LKFN, $1-10B Average, CTBI, CHCO, PFC, FISI, SRCE, PEBO, THFF, CNB, STBA, HBNC, FCF, NWBI, TMP, SYBT, GABC, NBTB, PRK

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 12/31/2020. Peer financial institutions are used in this presentation for comparative purposes and are referred to as the ''Proxy Peer Group''. The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2021.



Q1 2021
FINANCIAL INSIGHTS



LEASING OVERVIEW

- Founded in 1979 and headquartered in Burlington, VT, North Star Leasing (NSL) leases a broad range of essential equipment used by small-and medium-sized businesses across the U.S.

- NSL is an integrated originations, underwriting and servicing platform serving over 1,250 active vendors (80% of originations) and brokers (20%)

- Originations have grown 18% annually from 2014 to 2020

- Net investment of approximately $86 million as of April 1, 2021, comprised of over 4,500 leases at an average yield of 18%

- Average transaction size of $30,000 (for new originations). Underwriting is conducted through a combination of traditional underwriting and automated scoring. Personal guarantees on more than 95% of portfolio. While guarantors have an average FICO of 699, NSL generally requires three payments upfront and structurally mitigates weaker credits

- Tenured management team

- Acquisition effective April 1, 2021



ORIGINATIONS ($000)



EQUIPMENT TYPE





NASDAQ: PEBO

- Holding company for Citizens Deposit Bank and Trust, Inc. and Premier Bank, Inc.
- Operates 48 branches across five states and Washington, D.C.
- Proven track record of profitability and capital generation
- Planned acquisition for late in the third quarter of 2021

 

Company Overview	
Company Name	Premier Financial Bancorp, Inc.
Headquarters	Huntington, WV
Ticker	PFBI

MRQ Balance Sheet	
Total Assets ($000)	1,945,822
Total Loans ($000)	1,200,862
Total Deposits ($000)	1,633,740
Tangible Common Equity ($000)	207,843
Loans / Deposits (%)	74.3
TCE / TA (%)	11.0

MRQ Profitability	
Net Income ($000)	5,940
ROAA (%)	1.24
ROAE (%)	9.21
Net Interest Margin (%)	3.85
Efficiency Ratio (%)	52.1

DEPOSIT FRANCHISE BY STATE



West Virginia Deposit Market Share				
Rank	Institution	Branches	Deposits ($000)	Market Share
1	Truist Financial Corp.	52	6,177,770	15.9%
2	United Bankshares Inc.	51	5,310,568	13.7%
3	WesBanco Inc.	44	3,316,050	8.5%
4	City Holding Co.	58	2,906,071	7.5%
5	Huntington Bancshares Inc.	28	2,262,262	5.8%
6	JPMorgan Chase & Co.	17	2,129,178	5.5%
7	Summit Financial Group Inc.	29	1,922,198	4.9%
8	MVB Financial Corp	12	1,542,394	4.0%
	Combined Company	**33**	**1,362,392**	**3.5%**
9	First Community Bankshares Inc	22	1,048,879	2.7%
10	Premier Financial Bancorp Inc.	25	927,938	2.4%

Source: S&P Global Market Intelligence
Note: Financial data as of December 31, 2020; Deposit market share data as of June 30, 2020




- Attractively valued opportunities to expand the Peoples franchise

- Track record of acquisitions makes for efficient integration

- Positions Peoples well to capitalize on strengthening economic prospects

PRO FORMA SNAPSHOT [1]

$7.2B+ Assets   **$6.0B+** Deposits
$4.6B+ Loans   **137** Locations

PRODUCTS & SERVICES

Banking   Equipment Leasing
Insurance   Premium Finance
Wealth Management

FINANCIALS [2]

$0.75 - $0.80
Accretion to 2022 EPS

~8.0%
TCE/TA

(1) Shown as of March 31, 2021; Excludes purchase accounting adjustments
(2) North Star Leasing transaction closed at the end of business on March 31, 2021 and PFBI transaction is expected to close in September 2021.
Note: Map locations above do not include Peoples Premium Finance (Lee's Summit, MO) and North Star Leasing (Burlington, VT)



NASDAQ: PEBO

FINANCIAL:

- Recorded net income of $15.5 million for the first quarter of 2021, representing earnings per diluted common share of $0.79.

- Net interest income increased $1.3 million, or 4%, compared to the fourth quarter of 2021 and increased $942,000, or 3%, compared to the first quarter of 2020.

- Net interest margin increased 13 basis points to 3.26% for the first quarter of 2021, compared to 3.13% for the fourth quarter of 2020.

- Total non-interest income, excluding net gains and losses, was flat compared to the fourth quarter of 2020, and increased $1.8 million, or 11%, compared to the first quarter of 2020.
  - Fee-based income comprised 33% of total revenue for the quarter

- Asset quality metrics were generally stable during the first quarter of 2021.
  - Delinquency trends improved as loans considered current comprised 99.0% of the loan portfolio at March 31, 2021, compared to 98.8% at December 31, 2020.

- Period-end total deposit balances at March 31, 2021 increased $393.8 million, or 10%, compared to December 31, 2020.

- Loan growth of 3% annualized compared to December 31, 2020, excluding PPP payoffs
  - Consumer indirect loans increased 13% annualized compared to year-end





PEOPLES BANK CONTINUES TO ADD TECHNOLOGY THAT CLIENTS CARE ABOUT

- Contactless debit cards
- Cardless cash (ability to use ATM via mobile app without debit card)
- Card Controls (ability to lock/unlock debit card)
- Transaction alerts
- Ability to setup PayPal & Apple Pay using debit card
- Zelle® - (Send & Receive money)
- Mobile check deposit
- Personal Financial Management tool (MX) available on online and mobile app
- Stand alone Insurance App
- Stand alone Retirement App

10%↑ **Increase in** mobile banking users
(March 2020 vs. March 2021)

23%↑ **Increase in** mobile deposit monthly users
(March 2020 vs. March 2021)

76%↑ **Increase in** active Zelle© users

34%↑ **Increase in** card control active users



PEOPLES BANK HAS OUTPERFORMED THE PEER GROUP AND S&P 500 IN TERMS OF 1 YEAR TOTAL ANNUAL RETURN AS OF MARCH 31, 2021.

TOTAL ANNUAL RETURN AS OF MARCH 31, 2021



CUMULATIVE TOTAL RETURN YEAR TO DATE AS OF APRIL 21, 2021



Total Return includes impact of dividends

Peers include: SRCE, NWBI, CHCO, CCNE, CTBI, PRK, SMNB, SCF, HBNC, PFC, SNMF, THFF, GABC, STBA, LKSN, SYBT, TMP, FISI, TSC, CIVB, NBTB

Source: Bloomberg



TOTAL REVENUE OF $203 MILLION FOR FULL YEAR OF 2020.



($ THOUSANDS)

	NET INTEREST INCOME	NON-INTEREST INCOME, EXCLUDING GAINS AND LOSSES
FY-15	$97,612	$47,441
FY-16	$104,865	$51,070
FY-17	$113,377	$52,653
FY-18	$129,612	$57,234
FY-19	$140,838	$64,892
FY-20	$138,923	$64,330
YTD-21	$35,578	$17,266

Beginning in the second quarter of 2018, Peoples benefited from the acquisition of ASB Financial Corp. Additionally, beginning in the second quarter of 2019, Peoples benefited from the acquisition of First Prestonsburg Bancshares Inc., and in the third quarter of 2020 Peoples benefited from the acquisition of Triumph Premium Finance.

INSURANCE & INVESTMENT
INCOME COMPOSITION



TOTAL INSURANCE REVENUE INCREASED 26% COMPARED TO Q1 2020
AND TOTAL INVESTMENT REVENUE INCREASED 18% COMPARED TO Q1 2020.

TOTAL INSURANCE REVENUE
Q1 2021
$5.2 MILLION



TOTAL INVESTMENT REVENUE
Q1 2021
$3.8 MILLION



1 P&C COMMERCIAL LINES 56%
2 PERFORMANCE BASED 10%
3 P&C PERSONAL LINES 17%
4 LIFE & HEALTH 14%
5 OTHER 3%

1 FIDUCIARY 51%
2 BROKERAGE 33%
3 EMPLOYEE BENEFITS 16%



THE RECENT ESCALATION IN EXPENSES WAS DUE TO ACQUISITIONS, OUR MOVE TO A $15 MINIMUM WAGE, AND AN INCREASE IN FTE'S FOR GROWTH AND TECHNOLOGY INVESTMENTS. COVID-19 IS NOT EXPECTED TO CAUSE A MATERIAL INCREASE IN EXPENSES.

Chart: ($ THOUSANDS) NOT TO SCALE

Y-axis: $25,000 / $50,000 / $75,000 / $100,000 / $125,000 / $150,000

X-axis categories: FY-15, FY-16, FY-17, FY-18**, FY-19**, FY-20, Q1-21

Legend:
- CORE NON-INTEREST EXPENSES
- NON-CORE EXPENSES

Non-US GAAP financial measure. See Appendix.



COVID-19 AND REDUCED NET INTEREST MARGIN IMPACTED THE EFFICIENCY RATIO IN 2020 & 2021



Non-US GAAP financial measure. See Appendix.



WE HAVE MADE STEADY PROGRESS ON THESE METRICS OVER THE RECENT YEARS. THE PROVISION FOR CREDIT LOSSES, INTEREST RATE ENVIRONMENT, AND OTHER ECONOMIC IMPACTS OF COVID-19 SIGNIFICANTLY IMPACTED THESE METRICS IN 2020 AND 2021.

RETURN ON AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS[1,2]



RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY ADJUSTED FOR NON-CORE ITEMS[1,2]



TANGIBLE BOOK VALUE PER SHARE[1]



PPNR ADJUSTED FOR NON-CORE ITEMS[1,2]
PPNR TO TOTAL AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS[1,2]



[1] Non-US GAAP financial measure. See Appendix. [2] Presented on annualized basis.



TOTAL LOANS WERE $3.4 BILLION AS OF MARCH 31, 2021, WHICH INCLUDED $359 MILLION PPP LOANS.

($ MILLIONS) NOT TO SCALE

Chart axis values: $3,500, $3,100, $2,700, $2,300, $1,900, $1,500

Categories: FY-15, FY-16, FY-17, FY-18, FY-19, FY-20, YTD-21

Legend:
- TOTAL PPP LOANS
- TOTAL PREMIUM FINANCE
- FIRST PRESTONSBURG ACQUIRED LOANS
- ASB ACQUIRED LOANS
- TOTAL LOANS NOT ACQUIRED DURING THE CALENDAR YEAR EXCEPT PPP LOANS
- AVERAGE LOAN BALANCES



FROM 2013 TO 2018, THE PERCENTAGE OF EARNING ASSETS COMPOSED OF INVESTMENTS DECREASED. IN 2020, THE INCREASE IN LOANS AS A PERCENTAGE OF EARNING ASSETS WAS DUE TO PPP LOANS.

	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Loans %	70%	72%	73%	76%	74%	80%	76%
Investments %	30%	28%	27%	24%	26%	20%	24%

TOTAL EARNING ASSETS (IN $BILLIONS)

PERCENTAGE OF TOTAL EARNING ASSETS

INVESTMENTS · LOANS · INVESTMENTS % · LOANS %

DEPOSIT
GROWTH



NASDAQ: PEBO

TOTAL DEPOSIT BALANCES AT MARCH 31, 2021 INCREASED 10% COMPARED TO DECEMBER 31, 2020.
DEPOSIT BALANCES BENEFITED FROM PPP LOAN PROCEEDS AND FISCAL STIMULUS FOR CONSUMERS
AND COMMERCIAL CLIENTS.

($ MILLIONS) NOT TO SCALE

	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Total	$2,536	$2,510	$2,730	$2,955	$3,291	$3,910	$4,304

YTD-21: 45% DDAs*

Legend:
- BROKERED CERTIFICATES OF DEPOSIT
- GOVERNMENTAL DEPOSIT ACCOUNTS
- MONEY MARKET DEPOSIT ACCOUNTS
- RETAIL CERTIFICATES OF DEPOSIT
- SAVINGS ACCOUNTS
- INTEREST-BEARING DDAs*
- NON-INTEREST-BEARING DDAs*

*DDAs stands for demand deposit accounts and represents interest-bearing and non-interest bearing transaction accounts.

38



Q1 2021 APPENDIX


PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) has become a key financial measure used by federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense and, therefore, excludes the provision for loan losses and all gains and/or losses included in earnings. PPNR excludes income tax expense. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Income before income taxes	$ 14,816	$ 45,282	$ 57,203	$ 54,941	$ 65,358	$ 42,646	$ 19,243
Add: Provision for loan/credit losses	14,097	3,539	3,772	5,448	2,504	26,254	–
Add: Loss on debt extinguishment	–	707	–	–	–	–	–
Add: Loss on OREO	530	34	116	35	98	120	
Add: Loss on securities	–	1	–	147	–	368	336
Add: Loss on other assets	696	427	–	469	692	170	27
Add: Loss on other transactions	43	–	–	76	–	–	–
Less: Recovery of loan losses	–	–	–	–	–	–	4,749
Less: Gain on OREO	–	–	–	14	–	–	–
Less: Gains on securities	729	931	2,983	1	164	–	–
Less: Gains on other assets	–	35	28	76	8	–	–
Less: Gains on other transactions	–	–	25	168	–	–	–
Pre-provision net revenue	**$ 29,453**	**$ 49,024**	**$ 58,055**	**$ 60,857**	**$ 68,480**	**$ 69,558**	**$ 14,857**
Average assets (in millions)	$ 3,112	$ 3,320	$ 3,510	$ 3,872	$ 4,222	$ 4,739	$ 4,912
Pre-provision net revenue to average assets	0.95%	1.48%	1.65%	1.57%	1.62%	1.47%	1.23%



PRE-PROVISION NET REVENUE ADJUSTED FOR NON-CORE ITEMS

Pre-provision net revenue (PPNR) has become a key financial measure used by federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR adjusted for non-core items is defined as net interest income, excluding system upgrade revenue waived, acquisition-related costs, Peoples Bank Foundation, Inc. contribution, severance costs, COVID-19-related expenses and pension settlement charges, plus total non-interest income (excluding all gains and losses) minus total non-interest expense and, therefore, excludes the provision for loan losses and all gains and/or losses included in earnings. PPNR excludes income tax expense. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Income before income taxes	$ 24,178	$ 14,816	$ 45,282	$ 57,203	$ 54,941	$ 65,358	$ 42,646	$ 19,243
Add: System upgrade revenue waived	–	–	85	–	–	–	–	–
Add: Acquisition-related costs	4,752	10,722	–	341	7,262	7,287	1,459	1,911
Add: COVID-19 expenses	–	–	–	–	–	–	1,332	292
Add: System upgrade costs	–	–	1,259	–	–	–	–	–
Add: Other non-core costs	298	592	–	–	–	270	1,055	549
Add: Pension settlement charges	1,400	459	–	242	267	–	1,054	–
Add: Provision for loan/credit losses	339	14,097	3,539	3,772	5,448	2,504	26,254	–
Add: Loss on debt extinguishment	–	520	707	–	–	–	–	–
Add: Loss on OREO	68	529	34	116	35	98	120	–
Add: Loss on securities	–	–	1	–	147	–	368	336
Add: Loss on other assets	430	696	427	–	469	692	170	27
Add: Loss on other transactions	–	43	–	–	76	–	–	–
Less: Gain on OREO	–	–	–	–	14	–	–	–
Less: Gains on securities	398	729	931	2,983	1	164	–	–
Less: Gains on other assets	–	–	35	28	76	8	–	–
Less: Gains on other transactions	67	–	–	25	168	–	–	–
Pre-provision net revenue	**$ 31,067**	**$ 41,702**	**$ 50,368**	**$ 58,638**	**$ 68,386**	**$ 76,037**	**$ 74,458**	**$ 22,358**
Average assets *(in millions)*	$ 2,241	$ 3,112	$ 3,320	$ 3,510	$ 3,872	$ 4,222	$ 4,739	$ 4,912
Pre-provision net revenue to average assets	1.39%	1.34%	1.52%	1.67%	1.77%	1.80%	1.57%	1.85%


CORE NON-INTEREST INCOME

Core non-interest income is a financial measure used to evaluate Peoples' recurring non-interest revenue stream. This measure is non-US GAAP since it excludes the impact of all gains and/or losses, and core banking system conversion revenue waived.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Total noninterest income	$ 40,020	$ 46,382	$ 50,867	$ 55,573	$ 56,754	$ 64,274	$ 63,672	$ 16,903
Less: net gain (loss) on investment securities	398	729	930	2,983	(146)	164	(368)	(336)
Less: net loss on asset disposals and other transactions	(431)	(1,788)	(1,133)	(63)	(334)	(782)	(290)	(27)
Add: core banking system conversion revenue waived	–	–	85	–	–	–	–	–
Core non-interest income excluding gains and losses	**$ 40,053**	**$ 47,441**	**$ 51,155**	**$ 52,653**	**$ 57,234**	**$ 64,892**	**$ 64,330**	**$ 17,266**

CORE NON-INTEREST EXPENSE

Core non-interest expense is a financial measure used to evaluate Peoples' recurring expense stream. This measure is non-US GAAP since it excludes the impact of core banking system conversion expenses, acquisition-related expenses, COVID-19-related expenses, pension settlement charges, and other non-recurring expenses.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Total non-interest expense	$ 85,009	$ 115,081	$ 106,911	$ 107,975	$ 125,977	$ 137,250	$ 133,695	$ 37,987
Less: system conversion expenses	–	–	1,259	–	–	–	–	–
Less: acquisition related expenses	4,752	10,722	–	341	7,262	7,287	489	1,911
Less: pension settlement charges	1,400	459	–	242	267	–	1,054	–
Less: COVID-19 expenses	–	–	–	–	–	–	1,332	292
Less: other non-core charges	298	592	–	–	–	270	1,055	549
Core noninerest expense	**$ 78,559**	**$ 103,308**	**$ 105,652**	**$ 107,392**	**$ 118,448**	**$ 129,693**	**$ 129,765**	**$ 35,235**



EFFICIENCY RATIO AND ADJUSTED FOR NON-CORE ITEMS

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income excluding all gains and all losses. This measure is non-US GAAP since it excludes amortization of other intangible assets, and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income. The efficiency ratio adjusted for non-core items is non-US GAAP since it excludes amortization of other intangible assets, non-core expenses, system upgrade revenue waived and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Total noninterest expense	$ 85,009	$ 115,081	$ 106,911	$ 107,975	$ 125,977	$ 137,250	$ 133,695	$ 37,987
Less: amortization on other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	3,223	620
Adjusted total non-interest expense	83,581	111,004	102,881	104,459	122,639	133,891	130,472	37,367
Total non-interest income excluding net gains and losses	40,053	47,441	51,070	52,653	57,234	64,892	64,330	17,266
Net interest income	69,506	97,612	104,865	113,377	129,612	140,838	138,923	35,578
Add: fully taxable equivalent adjustment	1,335	1,978	2,027	1,912	881	1,068	1,054	257
Net interest income on a fully taxable equivalent basis	70,841	99,590	106,892	115,289	130,493	141,906	139,977	35,835
Adjusted revenue	$ 110,894	$ 147,031	$ 157,962	$ 167,942	$ 187,727	$ 206,798	$ 204,307	$ 53,101
Efficiency ratio	**75.37%**	**75.50%**	**65.13%**	**62.20%**	**65.33%**	**64.74%**	**63.86%**	**70.37%**
Core non-interest expense	$ 78,559	$ 103,308	$ 105,652	$ 107,392	$ 118,448	$ 129,693	$ 129,765	$ 35,235
Less: amortization on other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	3,223	620
	77,131	99,231	101,622	103,876	115,110	126,334	126,542	34,615
Core non-interest income excluding gains and losses	40,053	47,441	51,070	52,653	57,234	64,892	64,330	17,266
Net interest income on a fully taxable equivalent basis	70,841	99,590	106,892	115,289	130,493	141,906	139,977	35,835
Adjusted core revenue	110,894	147,031	157,962	167,942	187,727	206,798	204,307	53,101
Efficiency ratio adjusted for non-core items	**69.55%**	**67.49%**	**64.33%**	**61.85%**	**61.32%**	**61.09%**	**61.94%**	**65.19%**


TANGIBLE EQUITY TO TANGIBLE ASSETS AND TANGIBLE BOOK VALUE PER SHARE

Peoples uses tangible capital measures to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-US GAAP financial measures since the calculation removes the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-US GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Total stockholders equity	$ 340,118	$ 419,789	$ 435,261	$ 458,592	$ 520,140	$ 594,393	$ 575,673	$ 578,893
Less: goodwill and other intangible assets	109,158	149,617	146,018	144,576	162,085	177,503	184,597	184,007
Tangible equity	**230,960**	**270,172**	**289,243**	**314,016**	**358,055**	**416,890**	**391,076**	**394,886**
Total assets	$ 2,567,769	$ 3,258,970	$ 3,432,348	$ 3,581,686	$ 3,991,454	$ 4,354,165	$ 4,760,764	$ 5,143,042
Less: goodwill and other intangible assets	109,158	149,617	146,018	144,576	162,085	177,503	184,597	184,007
Tangible assets	**2,458,611**	**3,109,353**	**3,286,330**	**3,437,110**	**3,829,369**	**4,176,662**	**4,576,167**	**4,959,035**
Tangible equity to tangible assets	**9.39%**	**8.69%**	**8.80%**	**9.14%**	**9.35%**	**9.98%**	**8.55%**	**7.96%**
Tangible equity	$ 230,960	$ 270,172	$ 289,243	$ 314,016	$ 358,055	$ 416,890	$ 391,076	$ 394,886
Common shares outstanding	14,836,727	18,404,864	18,200,067	18,287,449	19,565,029	20,698,941	19,563,979	19,629,633
Tangible book value per share	$ **15.57**	$ **14.68**	$ **15.89**	$ **17.17**	$ **18.30**	$ **20.14**	$ **19.99**	$ **20.12**



RETURN ON AVERAGE ASSETS AND ADJUSTED FOR NON-CORE ITEMS

The return on average assets adjusted for non-core items represents an non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and losses, Peoples Bank Foundation, Inc. contribution, severance costs, COVID-19-related expenses, acquisition-related expenses and pension settlement charges.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 62,711
Total average assets	2,240,534	3,111,853	3,320,447	3,510,274	3,871,832	4,222,482	4,739,289	4,912,076
Return on average assets	**0.74%**	**0.35%**	**0.94%**	**1.10%**	**1.19%**	**1.27%**	**0.73%**	**1.28%**
Return on average assets adjusted for non-core items:								
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 62,711
Add: core banking system conversion revenue waived	–	–	85	–	–	–	–	–
Less: tax effect of core banking system conversion revenue waived	–	–	30	–	–	–	–	–
Add: net loss on investment securities	–	–	–	–	146	–	368	336
Less: tax effect of net loss on investment securities				–	31		77	71
Less: net gain on investment securities	398	729	930	2,983	–	164	–	–
Add: tax effect of net gain on investment securities	139	255	325	1,044		34		
Add: net loss on asset disposals	430	1,788	1,133	63	334	782	290	27
Less: tax effect on net loss on asset disposals	150	626	397	22	70	164	61	6
Add: system conversion expenses	–	–	1,259	–	–	–	–	–
Less: tax effect on system conversion expense			441					
Add: acquisition related expenses	4,752	10,722	–	341	7,262	7,287	489	1,911
Less: tax effect on acquisition related expenses	1,663	3,753		119	1,525	1,530	103	401
Add: pension settlement charges	1,400	459	–	242	267	–	1,054	–
Less: tax effect on pension settlement charges	490	161		85	56		221	–
Add: COVID-19 expenses	–	–	–	–	–	–	1,332	292
Less: tax effect on COVID-19 expenses							280	61
Add: other non-core charges	298	592	–	–	–	270	1,055	549
Less: tax effect on other non-core charges	104	207				57	222	115
Less: release of deferred tax asset valuation	–	–	–	–	805	–	–	–
Less: impact of Tax Cuts and Jobs Act on deferred tax liability	–	–	–	–	705	–	–	–
Add: impact of Tax Cuts and Jobs Act on deferred tax assets	–	–	–	897	-	–	–	–
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,153	$ 40,319	$ 64,599
Total average assets	2,240,534	3,111,853	3,320,447	3,510,274	3,871,832	4,222,482	4,739,289	4,912,076
Return on average assets adjusted for non-core items	**0.93%**	**0.62%**	**0.97%**	**1.08%**	**1.32%**	**1.42%**	**0.85%**	**1.32%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.


RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 62,711
Add: amortization of other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	3,223	2,514
Less: tax effect of amortization of other intangible assets	500	1,427	1,411	1,231	701	705	677	528
Annualized net income excluding the amortization of intangible assets	17,612	13,591	33,776	40,756	48,892	56,349	37,313	64,697
Total average equity	270,689	407,296	432,666	450,379	488,139	566,123	575,386	577,588
Less: average goodwill and other intangible assets	87,821	144,013	147,981	144,696	158,115	173,529	181,526	184,253
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	393,860	393,335
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 62,711
Total average equity	270,689	407,296	432,666	450,379	488,139	566,123	575,386	577,588
Return on average equity	6.16%	2.69%	7.20%	8.54%	9.48%	9.48%	6.04%	10.86%
Annualized net income excluding the amortization of intangible assets	$ 17,612	$ 13,591	$ 33,776	$ 40,756	$ 48,892	$ 56,349	$ 37,313	$ 64,697
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	393,860	393,335
Return on average tangible equity	9.63%	5.16%	11.86%	13.33%	14.81%	14.35%	9.47%	16.45%

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.



RETURN ON AVERAGE STOCKHOLDERS' EQUITY ADJUSTED FOR NON-CORE ITEMS

The return on average stockholders' equity adjusted for non-core items represents an non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and losses, other non-core charges, Peoples Bank Foundation, Inc. contribution, severance costs, COVID-19-related expenses, acquisition-related expenses and pension settlement charges.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Return on average equity adjusted for non-core items:								
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 62,711
Add: core banking system conversion revenue waived	–	–	85	–	–	–	–	–
Less: tax effect of core banking system conversion revenue waived	–	–	30	–	–	–	–	–
Add: net loss on investment securities	–	–	–	–	146	–	368	336
Less: tax effect of net loss on investment securities			–		31		77	71
Less: net gain on investment securities	398	729	930	2,983	–	164	–	–
Add: tax effect of net gain on investment securities	139	255	325	1,044		34		
Add: net loss on asset disposals	430	1,788	1,133	63	334	782	290	27
Less: tax effect on net loss on asset disposals	150	626	397	22	70	164	61	6
Add: system conversion expenses	–	–	1,259	–	–	–	–	–
Less: tax effect on system conversion expense			441					
Add: acquisition related expenses	4,752	10,722	–	341	7,262	7,287	489	1,911
Less: tax effect on acquisition related expenses	1,663	3,753		119	1,525	1,530	103	401
Add: pension settlement charges	1,400	459	–	242	267	–	1,054	–
Less: tax effect on pension settlement charges	490	161		85	56		221	–
Add: COVID-19 expenses	–	–	–	–	–	–	1,332	292
Less: tax effect on COVID-19 expenses							280	61
Add: other non-core charges	298	592	–	–	–	270	1,055	549
Less: tax effect on other non-core charges	104	207				57	222	115
Less: release of deferred tax asset valuation	–	–	–	–	805	–	–	–
Less: impact of Tax Cuts and Jobs Act on deferred tax liability	–	–	–	–	705	–	–	–
Add: impact of Tax Cuts and Jobs Act on deferred tax assets	–	–	–	897	–	–	–	–
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,153	$ 38,391	$ 65,172
Average tangible equity	270,689	407,296	432,666	450,379	488,139	566,123	575,386	577,588
Return on average equity adjusted for non-core items	**7.72%**	**4.73%**	**7.43%**	**8.40%**	**10.46%**	**10.63%**	**6.67%**	**11.28%**
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,153	$ 38,391	$ 65,172
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	393,860	393,335
Return on average tangible equity adjusted for non-core items	**11.43%**	**7.32%**	**11.30%**	**12.38%**	**15.48%**	**15.32%**	**9.75%**	**16.57%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.



CHUCK SULERZYSKI
President and Chief Executive Officer
P: 740.374.6163
Chuck.Sulerzyski@pebo.com

KATIE BAILEY
Executive Vice President
Chief Financial Officer and Treasurer
P: 740.376.7138
Kathryn.Bailey@pebo.com

peoplesbancorp.com



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FDIC